Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that, subsequent to the delivery of 23,470 shares on March 12, 2024 arising from the exercise and net settlement of a share option, Christian Heidbreder, a PDMR, sold 23,470 ordinary shares of US$ 0.50 each in the Company ('Shares') on March 13, 2024, March 14, 2024, and March 15, 2024.

The option exercise was in respect of an option over 63,185 Shares granted on December 29, 2014 at a USD equivalent option price of US$ 7.024 per share.   The Shares were sold at an average price of US$ 20.84 per share over the three days (6,284 Shares at US$ 21.06; 15,096 at US$ 20.75; and 2,090 at US$ 20.77 respectively)

Following completion of the transactions, Christian has a beneficial interest in 92,922 Shares in the Company.

Further information is provided below in accordance with the UK Market Abuse Regulation.

Kathryn Hudson
Company Secretary

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Christian Heidbreder
2	Reason for the notification
a)	Position/status	PDMR - Chief Scientific Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$ 0.50 GB00BN4HT335
b)	Nature of the transaction	Delivery of Shares arising from exercise of an option
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$ 7.024	63,185
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 12, 2024
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$ 21.06	6,284
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 13, 2024
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$ 20.75	15,096
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 14, 2024
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$ 20.77	2,090
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 15, 2024
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.